Exhibit (d)(b)(19)(i)

AMENDMENT NO. 1

TO THE

SUBADVISORY AGREEMENT

(MFS Value Portfolio)

This Amendment No. 1 to the Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Massachusetts Financial Services Company (the “Subadviser”) and Brighthouse Investment Advisers, LLC (the “Manager”), with respect to the MFS® Value Portfolio, a series of Brighthouse Funds Trust II (the “Trust”), is entered into effective the 1st day of September, 2017.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Manager, for which the Subadviser is to receive agreed upon fees; and

WHEREAS the Manager and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Manager and the Subadviser hereby agree that the Agreement is amended as follows:

1. CHANGE TO COMPENSATION OF SUBADVISER

Pursuant to paragraph 11 of the Agreement, the compensation of the Subadviser referenced in Paragraph 7, which contains the schedule of fees, is hereby amended as follows:

Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Manager shall pay the Sub-Adviser compensation at the annual rate of 0.350% of the first $100 million of the Combined Assets, 0.300% of the next $400 million of such assets, 0.275% of the next $1 billion of such assets, 0.200% of the next $1.5 billion of such assets, and 0.175% on such assets greater than $3 billion. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Portfolio pursuant to the Advisory Agreement.

For purposes of the above calculation, “Combined Assets” means the sum of the average daily net assets of the MFS Value Portfolio and the MFS Value Portfolio II, each a series of the Trust. Assets are combined only while the Sub-Adviser is managing both of the MFS Value Portfolio and the MFS Value Portfolio II. Otherwise rates presented above are applied as an annual percentage of the average daily net assets of the MFS Value Portfolio.

If the Sub-Adviser shall serve for less than the whole month or another agreed upon interval, the forgoing compensation shall be prorated. The Manager may from time to time waive the compensation it is entitled to receive from the Fund, however, any such waiver will have no effect on the Manager’s obligation to pay the Sub-Adviser the compensation provided for herein.

2. SUBADVISORY AGREEMENT

In all other respects, the Agreement is confirmed and remains in full force and effect.

3. EFFECTIVE DATE

This Amendment shall be effective as of September 1, 2017.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 19th day of January, 2018.

BRIGHTHOUSE INVESTMENT ADVISERS, LLC			MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Kristi Slavin	By:	/s/ Carol Geremia
	Kristi Slavin		Carol Geremia
	President		Executive Vice President